From: Boehm, Steven
Sent: Thursday, December 22, 2011 1:36 PM
To: rupertk@sec.gov
Cc: aleipsic@cgsh.com; Gray, Anne
Subject: TPG Specialty Lending

Hi Kevin

Per our discussion earlier today, attached are clean and marked versions of a draft of a  revised letter responding to your comments on TSL's Schedule 14C. Please let us know if you have any additional comments or questions.

As always, we appreciate your assistance.

Steve

Steven B. Boehm | Partner

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0176 direct | 202.637.3593 facsimile
steven.boehm@sutherland.com | www.sutherland.com

To learn more about alternative fund structures and our BDC and Alternative Assets Practice Group, please visit www.publiclytradedprivateequity.com.

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